SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the Month of May, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ----

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on May 20, 2003, entitled "Axcan Pharma Increases Price of All-Cash Offer for Salix Pharmaceuticals to US$10.50 Per Share, Axcan Pharma Extends Tender Offer
For Salix Pharmaceuticals Until June 27, 2003."

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AXCAN PHARMA INC.

Date: May 22, 2003                         By:     /s/ Jean Vezina
                                                    ------------------
                                           Name:    Jean Vezina
                                           Title:   Vice-President, Finance and
                                                    Chief Financial Officer

                                                     ASCAN PHARMA, INC.
[AXCAN LOGO]
                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel:  (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax:  (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA


DATE:                                                               May 20, 2003
Press Release for immediate distribution


                 AXCAN PHARMA INCREASES PRICE OF ALL-CASH OFFER
                 FOR SALIX PHARMACEUTICALS TO US$10.50 PER SHARE

                        AXCAN PHARMA EXTENDS TENDER OFFER
                  FOR SALIX PHARMACEUTICALS UNTIL JUNE 27, 2003


     MONT ST. HILAIRE, Quebec, Canada - Axcan Pharma Inc. (NASDAQ: AXCA) today announced that it is increasing the price of its cash tender offer for all of the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. (NASDAQ:
SLXP) to US $10.50 per share. The offer price represents an increase of 20% from its prior offer of $8.75 per share and a 68% premium to Salix's average closing share price over the 30 days prior to Axcan's initial offer. The offer is being made by Saule Holdings Inc., a wholly owned Delaware subsidiary of Axcan.

     Axcan also announced today that it had extended the expiration date of the offer. The offer, which was scheduled to expire at 5:00 p.m., New York City time on May 23, 2003, has been extended until 5:00 p.m., New York City time on June 27, 2003, unless further extended.

     In connection with this offer, Leon F. Gosselin, the Chairman, President and Chief Executive Officer of Axcan, said, "We are taking this step to demonstrate our willingness to pay a full price for Salix. We are prepared to move forward at this level on a friendly basis, but continue to be disappointed at the apparent unwillingness of Salix's management and board to explore this value creation opportunity for shareholders. We believe that by taking this step, Salix shareholders will demand quick action from Salix's directors."

     In response to certain statements made in Salix's announcement of first quarter results, and in conjunction with the revised offer, Axcan notes that:

o Quarter-over-quarter sales growth for Colazal was less than 3% ($11.5 million in Q1 `03 vs. $11.2 million in Q4 '02).

o Days Sales Outstanding (DSOs) increased 25% (60 days in Q1 '03 vs. 48 days in Q4 '02) and accounts receivable increased 28% ($7.7 million in Q1 '03 vs. $6.0 million in Q4 `02.)

     Regarding certain statements made by Salix with reference to projections for Rifaximin, Salix shareholders should consider the following points:

o Rifaximin is not an FDA approved product - significant regulatory risk remains. Estimates for launch have repeatedly been delayed and, currently, Rifaximin is not slated for launch in the US until the second half of 2004.

o Salix's current NDA filed with the FDA for Rifaximin is for the treatment of traveler's diarrhea alone, a disease which is routinely treated with a number of over the counter products.

o Rifaximin sales in Italy, where the drug (brand names Normix and Rifacol) has been marketed for fifteen years in multiple indications, were reported to be approximately $25 million in 2001. Given this information, Salix management's recent forecast for Rifamixin appears to be extremely aggressive.

     Following successful completion of the tender offer, Axcan intends to consummate a second step merger in which remaining Salix stockholders will receive the same cash price paid in the tender offer without interest.

     Axcan has also proposed a slate of new independent directors for Salix stockholders' consideration at the forthcoming Salix Annual Meeting currently scheduled for June 19, 2003.

     Amended tender offer materials are being filed today with the SEC. The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated April 10, 2003, the Supplement to the Offer to Purchase, dated May 20, 2003, and related revised Letter of Transmittal, copies of which are available by contacting the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885.

     J.P. Morgan Securities Inc., is advising Axcan on this transaction and is acting as Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent. Latham & Watkins LLP and Lapointe Rosenstein are advising Axcan on United States and Canadian legal issues, respectively.

     As of midnight, New York City time, on May 19, 2003, Salix stockholders had tendered and not withdrawn approximately 275 shares at the previous offer price of $8.75 per share.

     Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

CERTAIN FORWARD LOOKING STATEMENTS
----------------------------------

     To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the Salix acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in Axcan's filings with the Securities and Exchange Commission.

IMPORTANT INFORMATION
---------------------

     Saule Holdings Inc. ("Saule"), a wholly owned subsidiary of Axcan Pharma Inc. ("Axcan"), has commenced a tender offer for all the outstanding shares of common stock of Salix Pharmaceuticals, Ltd. ("Salix") at US$10.50 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 5:00 p.m., New York City time, on June 27, 2003. The offer is conditioned upon, among other things:

o Salix's stockholders shall have validly tendered and not withdrawn prior to the expiration date of the offer a number of shares, including the associated preferred share purchase rights, representing, including the shares owned by Axcan and Saule, at least a majority of all outstanding shares on a fully diluted basis;

o The Board of Directors of Salix shall have redeemed the preferred share purchase rights or Saule shall be satisfied that the rights have been invalidated or are otherwise inapplicable to the offer and the proposed merger;

o The Board of Directors of Salix shall have approved the offer and the proposed merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Saule shall be satisfied that Section 203 does not apply to or otherwise restrict the offer and the proposed merger; and

o Axcan shall have received proceeds under the facilities contemplated by its commitment from the National Bank of Canada sufficient, together with cash on hand, to consummate the offer and the proposed merger.

     The offer is also subject to other customary conditions. Subject to the requirements of applicable law, all of the conditions to the offer may be waived and the offer period may be further extended. If the offer is further extended, Saule will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m., New York City time on the first business day following the date the offer was scheduled to expire. Axcan and Saule filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on April 10, 2003 with respect to the offer, as the same has been and may be amended or supplemented from time to time.

     The offer is not being made to (nor will tenders be accepted from or on behalf of) the holders of shares in any jurisdiction where the making of the offer would not be in compliance with the laws or regulations of such jurisdiction. However, Saule may, at its discretion, take such action as it deems necessary to make the offer in any such jurisdiction and extend the offer to holders of shares in such jurisdiction.

     On April 25, 2003, Axcan and Saule filed with the Commission a preliminary proxy statement in connection with the election of the nominees of Axcan and Saule (the "Director Nominees") to the Salix board of directors at the Salix 2003 annual meeting of shareholders. Axcan will prepare and file with the Commission a definitive proxy statement regarding the election of the Director Nominees and expects to file other proxy solicitation materials regarding the election of the Director Nominees or the proposed business combination between Axcan and Salix. Investors and security holders are urged to read the definitive proxy statement and other proxy material when they become available, because they will contain important information. The definitive proxy statement will be sent to shareholders of Salix seeking their support for the election of the Director Nominees to the Salix board of directors. Investors and security holders may obtain a free copy of the tender offer statement, the supplement thereto, each such proxy statement and other documents filed by Axcan with the Securities and Exchange Commission at the Commission's website at http://www.sec.gov. The tender offer statement, the supplement thereto, each such proxy statement and these other documents may also be obtained free of charge by directing a request to the Information Agent for the offer, MacKenzie Partners, Inc. at (800) 322-2885, or by email at proxy@mackenziepartners.com.

     Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of Salix stockholders by Axcan is available in the preliminary proxy statement on
Schedule 14A filed on April 25, 2003 by Axcan with the Securities and Exchange Commission.


INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085 ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           www.axcan.com

or                         Steve Lipin/Cindy Leggett-Flynn
                           Brunswick Group
                           Tel: (212) 333-3810